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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934*
                                  (Amendment No. 3)

                                 Skyline Corporation
                                   (Name of Issuer)

                           Common Stock, Par Value $0.0277
                            (Title of Class of Securities)

                                      830830105
                                    (CUSIP Number)

                                 Mr. Kevin J. Comeau
                         Orbis Investment Management Limited
                                  34 Bermudiana Road
                               Hamilton HM 11, Bermuda
                                    (441) 296-3000
                    ----------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 1, 1997
                                   ---------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 830830105                                                Page 2 of 9


1.  Name Of Reporting Person:     Orbis Investment
    S.S. Or I.R.S. Identification   Management Limited
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a Group

                                  (a)       (b)  x
                                     ------    ------
3.  SEC Use Only

4.  Source Of Funds:                  00
                                  ---------
5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): _____

6.  Citizenship Or Place
    Of Organization:              Bermuda

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:            725,000

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       725,000

10. Shared Dispositive Power:     0

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                       725,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:   x
                                                                            ---
13. Percent Of Class Represented
    By Amount In Row (11):        7.5%

14. Type of Reporting Person:     IA

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CUSIP NO. 830830105                                                  Page 3 of 9

1.  Name Of Reporting Person:     Orbis Asset
    S.S. Or I.R.S. Identification   Management Limited
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a Group

                                  (a)       (b)  x
                                     ------    ------

3.  SEC Use Only

4.  Source Of Funds:                  00
                                  ---------

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): _____

6.  Citizenship Or Place
    Of Organization:              Bermuda

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:            26,000

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       26,000

10. Shared Dispositive Power:     0

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                       26,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:   x
                                                                            ---

13. Percent Of Class Represented
    By Amount In Row (11):        0.3%

14. Type of Reporting Person:     IA


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         The statement on Schedule 13D filed by Orbis Investment Management
Limited and PosAlpha Management Limited (now named Orbis Management Limited) on December 31, 1991, amended on February 20, 1992 and July 16, 1993, and further amended by Orbis Investment Management Limited, Orbis Asset Management Limited and Orbis Management Limited on October 29, 1996, relating to the shares (the "Common Shares") of common stock, par value $0.0277 per share of Skyline Corporation ("Skyline"), is hereby amended as set forth below.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to Common Shares of Skyline. The principal executive offices of Skyline are located at 2520 By-Pass Road, Elkhart, Indiana 46514-1584.

Item 2.  Identity and Background.

         This statement is filed by Orbis Investment Management Limited ("OIML"), an investment manager organized as a corporation under Bermuda law, and Orbis Asset Management Limited ("OAML"), an investment manager organized as a corporation under Bermuda law. The amendment to Schedule 13D filed on October 29, 1996 reported a change in ownership that terminated the obligation of Orbis Management Limited ("OML"; formerly PosAlpha Management Limited) to report.

         OIML and OAML (collectively, the "Reporting Persons") are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated October 7, 1997, which is attached hereto as Exhibit C.

         OIML's principal business is investment management of mutual funds. The address of OIML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

         OAML's principal business is serving as general partner and investment manager of limited partnerships. The address of OAML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

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         During the last five years, none of the Reporting Persons nor any of the officers or directors of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 1, 1997, OIML sold 225,000 Common Shares for a total price of $6,665,625.00. OIML, as an investment manager, sold Common Shares for the account of its client, Orbis Global Equity Limited ("Orbis Global").

         On October 1, 1997, OAML sold 8,000 Common Shares for a total price of $237,000.00. OAML, as general partner with exclusive management and investment authority over Orbis Optimal Global Fund, L.P. ("Orbis Optimal"), sold the Common Shares for the account of Orbis Optimal.

Item 4.  Purpose of the Transaction.

         None of the Reporting Persons has any present plans or proposals with respect to Skyline which relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.

         OIML, acting as investment adviser to its client Orbis Global, sold 225,000 Common Shares on behalf of Orbis Global on October 1, 1997 in order to realize part of the appreciation in the value of its investment in Skyline.

         OAML, acting as general partner of Orbis Optimal, sold 8,000 Common Shares on behalf of Orbis Optimal on October 1, 1997 in order to realize part of the appreciation in the value of its investment in Skyline.

Item 5.  Interest in the Securities of the Issuer.

         (a) As of the date of this filing and under Rule 13d-3 of the Exchange Act, OIML is the beneficial owner of the 725,000 Common Shares owned by it directly, representing approximately 7.5% of the 9,666,144 Common Shares reported as outstanding on July 17, 1997 in Skyline Corporation's Annual Report for the year ended May 31, 1997. OIML

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disclaims beneficial ownership of the 26,000 Common Shares owned by OAML.

         As of the date of this filing and under Rule 13d-3 of the Exchange Act, OAML is the beneficial owner of the 26,000 Common Shares owned by it directly, representing approximately 0.3% of the 9,666,144 Common Shares reported as outstanding on July 17, 1997 in Skyline Corporation's Annual Report for the year ended May 31, 1997. OAML disclaims beneficial ownership of the 725,000 Common Shares owned by OIML.

         None of the directors or officers of OIML or OAML beneficially own any Common Shares.

         (b) Each of OIML and OAML possesses the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the Common Shares owned by OIML and OAML, respectively. OML owns no Common Shares, and has no power to vote or direct the vote and no power to dispose or direct the disposition of any Common Shares.

         (c) Since the most recent filing on Schedule 13D, the following transactions have been effected:

         On October 1, 1997, OIML sold on behalf of Orbis Global 725,000 Common Shares at a price of U.S. $29.625.

         On October 1, 1997, OAML sold on behalf of Orbis Optimal 8,000 Common Shares at a price of U.S. $29.625.

         All of the above purchases or sales were open-market transactions on the New York Stock Exchange.

         None of the officers or directors of OIML, OAML or OML has engaged in any transaction in Common Shares during the past sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

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Item 7.  Materials to be Filed as Exhibits.

         Exhibit A:     Joint Filing Agreement, Dated December 31, 1991,
                        between OIML and PosAlpha.*

         Exhibit B:     Joint Filing Agreement, Dated October 23, 1996 between
                        OIML, OAML and OML.*

         Exhibit C:     Joint Filing Agreement, Dated October 7, 1997 between
                        OIML and OAML.


*  Previously filed.

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                                                                       Exhibit C

                                JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D filed herewith (and any amendments thereto) in respect of the shares (the "Common Shares") of common stock, par value $0.0277 of Skyline Corporation, an Indiana corporation, is filed jointly on behalf of each such person, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement constitutes the entire agreement of the undersigned with respect to the subject matter hereof and supersedes and replaces any prior joint filing agreement entered into by any of the undersigned in respect of the Common Shares.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 7th day of October, 1997.

                        ORBIS INVESTMENT MANAGEMENT LIMITED


                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary



                        ORBIS ASSET MANAGEMENT LIMITED


                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        Vice President, General Counsel,
                        and Director

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                                      Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 7, 1997



                        ORBIS INVESTMENT MANAGEMENT LIMITED


                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary



                        ORBIS ASSET MANAGEMENT LIMITED


                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        Vice President, General Counsel and
                        Director